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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                             AMENDED AND RESTATED

                   Under the Securities Exchange act of 1934
                             (Amendment No._____)*

                            BRESLER & REINER, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  107336 10 9
                  -------------------------------------------
                                (CUSIP Number)

        Steven J. Serling, Esquire, Pelino & Lentz, P.C. (215) 665-1540
     One Liberty Place, 32nd Floor, 1650 Market St., Phila. PA 19103-7393
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 11, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ---------------------------                              ---------------------
  CUSIP No. 107336 10 9                                    PAGE 2 OF 12 PAGES
- ---------------------------                              ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Burton J. Reiner (SSN ###-##-####)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
 2        This Schedule 13D is filed by Burton J. Reiner as a         (b) [_]
          member of the group consisting of him and his spouse,
          Anita O. Reiner.
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

          N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
 5        PURSUANT TO ITEMS 2(d) or 2(e)


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

          U.S.A.
- ------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     7
  NUMBER OF
                           2,763
   SHARES           -----------------------------------------------------------
                        SHARED VOTING POWER
BENEFICIALLY         8

  OWNED BY                 846,015
                    -----------------------------------------------------------
    EACH                SOLE DISPOSITIVE POWER
                     9
  REPORTING
                           2,763
   PERSON           -----------------------------------------------------------
                        SHARED DISPOSITIVE POWER
    WITH            10

                           846,015
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          848,778
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [_]
12        CERTAIN SHARES*


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

          29.9%
- -------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

          IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 107336 10 9                                    PAGE 3 OF 12 PAGES
- -----------------------                                  ---------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anita O. Reiner (SSN ###-##-####)
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2        This Schedule 13D is filed by Anita O.Reiner as a             (a) [X]
          member of the group consisting of her and her spouse,         (b) [_]
          Burton J. Reiner.
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

          N/A
- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
 5     PURSUANT TO ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

          U.S.A.
- --------------------------------------------------------------------------------
                           SOLE VOTING POWER
                       7
    NUMBER OF
                               -0-
     SHARES           ----------------------------------------------------------
                           SHARED VOTING POWER
  BENEFICIALLY         8

    OWNED BY                   846,015
                      ----------------------------------------------------------
      EACH                 SOLE DISPOSITIVE POWER
                       9
    REPORTING
                               -0-
     PERSON           ----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
      WITH            10

                               846,015
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          846,015
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 [_]
12     CERTAIN SHARES*


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

          29.8%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

          IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                        FILED BY THE GROUP CONSISTING OF
                                BURTON J. REINER
                              and ANITA O. REINER


          Item 1.   Security and Issuer.
                    -------------------
          This statement relates to the common stock, par value $.01 per share, of Bresler & Reiner, Inc.
          The name and position of the principal executive officers of the Issuer are as follows:

               Name                          Position
               ----                          --------
          Charles S. Bresler          Chairman and Chief Executive
                                        Officer
          Burton J. Reiner            President
          Edwin Horowitz              Secretary
          William L. Oshinsky         Treasurer

          The address of each of the officers is 401 M Street, S.W., Waterside Mall, Washington, DC 20024.

          Item 2.   Identity and Background.
                    -----------------------
               (a) The names of the persons filing this statement are Burton J. Reiner and Anita Reiner.

               (b) The business address of Mr. and Mrs. Reiner is 401 M Street, S.W., Waterside Mall, Washington, DC 20024.

               (c) Mr. Reiner is President of the Issuer. Mrs. Reiner is not employed.

               (d) During the last five years, neither Mr. nor Mrs. Reiner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding was to subject either of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. and Mrs. Reiner are U.S. citizens.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.
                    -----------------------------------

          Prior to January 13, 1989, Mr. Reiner was the beneficial owner of 961,149 shares of the Issuer which he held individually in his own name, constituting approximately 33.95% of the issued and outstanding shares of the Issuer; Mrs. Reiner was the beneficial owner of 70,870 shares of the Issuer which she held individually in her own name, constituting 2.5% of the issued and outstanding shares of the Issuer.

          On January 13, 1989, Mr. and Mrs. Reiner each transferred their individual shares by gift without consideration to themselves as joint tenants with right of survivorship, such that, upon the death of one of them, record and beneficial ownership of the shares would pass by operation of law to the survivor. During the same month 19,337 shares of the Issuer held in a trust of which Mr. and Mrs. Reiner were co-trustees and previously reported by Mr. Reiner on Schedule 13-G, were distributed to the trust beneficiaries who are the adult children of the Reiners. These shares are no longer beneficially owned by Mr. and Mrs. Reiner.

          Mr. and Mrs. Reiner on December 29, 1993 established the Burton and Anita Reiner Charitable Remainder Annuity Trust (the "Trust"). Mr. and Mrs. Reiner gifted 166,667 shares of the issuer to the Trust on the same date. Mr. and Mrs. Reiner have no voting or investment power with respect to the assets of the Trust, including such gifted shares.

          Item 4.  Purpose of Transaction.
                   ----------------------

          The purpose of the transfer of shares by Mr. and Mrs. Reiner to themselves as joint tenants with the right of survivorship was to facilitate their estate and tax planning. The Reiners have no plans or proposals which relate to or would result in, the acquisition or disposition of securities of the Issuer; an extraordinary corporate transaction; a sale or transfer of a material amount of assets of the Issuer, any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's; business or corporate structure; any changes in the Issuer's charter or bylaws or other actions impeding the acquisition of control of the Issuer; the Issuer's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of the foregoing.

          The purpose of the transfer of shares by Mr. and Mrs. Reiner to the Trust was for estate and tax planning.

          See the response to Item 3, "Source and Amount of Funds or Other Consideration."

          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

              (a) (1) Anita O. Reiner is the beneficial owner of 846,015 shares of the issuer, constituting 29.8% of the issued and outstanding shares of the issuer, which she holds as joint tenant with the right of survivorship with Burton J. Reiner.
                   (2) Burton J. Reiner is the beneficial owner of 848,778 shares of the issuer, constituting 29.9% of the issued and outstanding shares of the issuer, including 846,015 shares held as joint tenant with right of survivorship with Anita O. Reiner.

                   (3) Neither Mr. nor Mrs. Reiner has any right to acquire additional shares of the issuer.

               (b) Mr. and Mrs. Reiner have shared power to vote and dispose of the 846,015 shares held in joint name. Mr. Reiner has sole power to vote and dispose of 2,763 shares he holds as trustee, and Mrs. Reiner disclaims beneficial ownership of such 2,763 shares.

               (c) Neither Mr. nor Mrs. Reiner has effected any transactions in the issuer's securities within the past 60 days.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the
                    Issuer.
                    ----------------------------------------------

               (a) Mr. and Mrs. Reiner are husband and wife and hold 846,015 shares of the issuer as joint tenants with right of survivorship. The voting of shares held under joint tenancy is governed by state law. The securities of the issuer held by Mr. and Mrs. Reiner are not pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

          Item 7.  Material to be Filed as Exhibits.
                   --------------------------------
          There are no exhibits to this Statement.

Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



  May 3, 1996                           /s/ Burton J. Reiner
 ------------------------------        -------------------------------
          Date                               Signature

                                       BURTON J. REINER
                                       -------------------------------
                                             Name/Title


  May 3, 1996                           /s/ Anita O. Reiner
 ------------------------------        -------------------------------
          Date                               Signature

                                       ANITA O. REINER
                                       -------------------------------
                                             Name/Title